	OHIO POWER COMPANY
	COOK COAL TERMINAL
	QUARTERLY REPORT PER REQUIREMENTS
	OF HOLDING COMPANY ACT RELEASE NO. 22977
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000





	CONTENTS



							  Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2

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
	OHIO POWER COMPANY
	COOK COAL TERMINAL
	STATEMENTS OF TRANSFER FEE BILLINGS
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000
				     April 2000                       May 2000                      June 2000
			     Tons      Fee        Amount    Tons       Fee      Amount    Tons        Fee        Amount
				    (per ton)     (000)             (per ton)   (000)              (per ton)     (000)
SERVICE TO AFFILIATES

 Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .     721,970  $1.58      1,141    842,552   $1.58     1,331      835,525     $1.58      1,320

SERVICE TO NON-AFFILIATES      440,713  $1.16        511    567,667   $1.08       614      485,673     $1.00        487

    TOTAL. . . . . . . . .   1,162,683            $1,652  1,410,219            $1,945    1,321,198               $1,807

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
	OHIO POWER COMPANY
	COOK COAL TERMINAL
	SUMMARY OF COSTS INCURRED
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000
								    Three
								    Months
				  April       May        June       Ended
				  2000       2000        2000      6/30/00
					      (in thousands)
Rents. . . . . . . . . . . . . . $  587     $  587      $  586     $1,760
Labor-UMW* . . . . . . . . . . .    162        174         177        513
Benefits-UMW*. . . . . . . . . .    194        198         134        526
Salaries and Benefits-Nonunion .     62         88          97        247
Material & Supplies. . . . . . .     84        180         129        393
Billed Services. . . . . . . . .     75         11          85        171
Taxes**. . . . . . . . . . . . .     28         52          52        132
Administrative and General . . .     93         71          69        233
Inventory Adjustments*** . . . .      9        (11)         52         50
Electricity. . . . . . . . . . .     63         69          67        199
Cost-of-Capital. . . . . . . . .     37         28          20         85

	  Total. . . . . . . . . $1,394     $1,447      $1,468     $4,309


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
      costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.